FORM U-3A-2

File No. 69-248

SECURITIES & EXCHANGE COMMISSION
Washington, D.C.

Statement by Holding Company Claiming Exemption
Under Rule U-3A-2 from the Provisions of the
Public Utility Holding Company Act of 1935

SOUTHWESTERN ENERGY COMPANY hereby files with the Securities & Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

    Southwestern Energy Company, an Arkansas corporation, is located at 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032. Southwestern Energy Company is a holding company with seven wholly owned subsidiaries. The wholly owned subsidiaries of the holding company are Arkansas Western Gas Company, an Arkansas utility; SEECO, Inc., an Arkansas based gas exploration and production company; Southwestern Energy Production Company (formerly Arkansas Western Production Company), an oil and gas exploration and production company with offices in Texas and Arkansas; Diamond "M" Production Company, a Texas based oil and gas exploration and production company; Southwestern Energy Services Company, an Oklahoma based gas marketing company; Southwestern Energy Pipeline Company, a corporation that owns a minority interest in the NOARK Pipeline System Limited Partnership (NOARK), (NOARK owns an interstate natural gas pipeline in Arkansas and Oklahoma); and A. W. Realty Company, an Arkansas real estate company which holds real estate interests. Overton Partners, L.L.C., is an Arkansas limited liability company owned by Southwestern Energy Production Company. Overton Partners, L.L.C., owns a majority interest in Overton Partners, L.P., a Texas limited partnership. The financial results of Overton Partners, L.P., are consolidated with the financial results for Southwestern Energy Company and its other subsidiaries. PV Exploration Company, an Arkansas corporation, is a wholly owned subsidiary of SEECO, Inc. Arkansas Gas Gathering Company is a wholly owned subsidiary of SEECO, Inc., and is currently inactive.

    The main location of Arkansas Western Gas Company is 1001 Sain Street, Fayetteville, Arkansas 72703. The main location of SEECO, Inc., Arkansas Gas Gathering Company, A. W. Realty Company, Overton Partners, L.L.C., and Overton Partners, L.P. is 1083 Sain Street, Fayetteville, Arkansas 72703. The main location of Southwestern Energy Production Company and Diamond "M" Production Company is 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032. The main location of Southwestern Energy Services Company and Southwestern Energy Pipeline Company is 5314 South Yale, Suite 710, Tulsa, Oklahoma 74135.

    All of the Claimant's subsidiaries, with the exception of Diamond "M" Production Company, Overton Partners, L.P., and Overton Partners, L.L.C., are Arkansas corporations with Southwestern Energy Production Company being authorized to do business in Oklahoma, Texas, Colorado, Wyoming, Louisiana, North Dakota, South Dakota, Kansas, New Mexico, Mississippi and Nebraska. SEECO, Inc., has authority to operate only in Arkansas. Arkansas Western Gas Company is also authorized to do business in Missouri, although it has sold all of its Missouri operations effective May 31, 2000. Southwestern Energy Pipeline Company is also authorized to do business in Oklahoma. Southwestern Energy Services Company is also authorized to do business in Oklahoma, Louisiana and Texas. Diamond "M" Production Company is a Delaware corporation authorized to do business in Texas. Overton Partners, L.L.C., is an Arkansas limited liability company authorized to do business in Arkansas and Texas. Overton Partners, L.P., is a Texas limited partnership authorized to do business in Texas.

    Claimant, Southwestern Energy Company, is the parent company and owns beneficially and of record 100% of the issued and outstanding shares of stock of its seven corporate subsidiaries.

    Arkansas Western Gas Company (AWG), Claimant's only public utility subsidiary, operates 5,283 miles of pipeline. This system is located entirely within the state of Arkansas and includes a gathering and storage system with 390 miles of pipeline, 993 miles of transmission pipeline and 3,900 miles of distribution pipeline.

    AWG's northwest Arkansas gas utility system gathers its primary gas supply in Arkansas from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale and Rogers. AWG's service area also extends to the Harrison and Mountain Home areas. The section of the AWG system serving Harrison and Mountain Home receives a portion of its gas supply from a lateral line off of the Ozark Pipeline System.

    AWG's northeast Arkansas gas utility system obtains its primary gas supply from interstate pipelines. Through its northeast Arkansas gas utility system, AWG provides distribution of natural gas to the major communities of Blytheville, Piggott and Osceola.

    Arkansas Western Gas Company made gas sales for the 12 months ended December 31, 2003, as follows:
    Natural gas distributed at retail:

	Average
Utility Sales	Consumers	Mcf	Sales

Residential	122,430	8,962,931	$ 75,624,180
Commercial	16,332	6,084,094	44,502,273
Industrial	178	1,254,371	9,091,723

Total	138,940	16,301,396	$129,218,176

    None.

    None.

    The public utility subsidiary purchased outside the state of Arkansas 3,494,064 Mcf of natural gas costing $19,091,148 and utilized the services of interstate pipelines to deliver the gas to its service territory or to storage facilities pending later delivery.
                4.   The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

EXHIBIT A

Consolidating Statements of Income and Surplus along with Consolidating Balance Sheets for the year ended December 31, 2003.

EXHIBIT B

Financial Data Schedule for the year ended December 31, 2003.

EXHIBIT C

The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

SOUTHWESTERN ENERGY COMPANY

By: /s/ GREG D. KERLEY
Greg D. Kerley
Executive Vice President
and Chief Financial Officer

ATTEST:

By: /s/ MARK K. BOLING
Mark K. Boling
Secretary

Notices and correspondence concerning this statement should be addressed to:

Greg D. Kerley, Executive Vice President and Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 300
Houston, Texas 77032

	SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
	CONSOLIDATING STATEMENT OF INCOME
	FOR THE YEAR ENDED DECEMBER 31, 2003
	(in thousands)

				Southwestern	Diamond					Southwestern	Southwestern
	Southwestern	Arkansas		Energy	"M"	Overton	Overton	PV	A.W.	Energy	Energy
	Energy	Western Gas		Production	Production	Partners	Partners	Exploration	Realty	Pipeline	Services
	Company	Company	SEECO, Inc.	Company	Company	L.P.	L.L.C.	Company	Company	Company	Company	Eliminations		Consolidated

Operating Revenues:
Gas sales	$-	$129,218	$60,245	$91,405	$222	$7,758	$-	$-	$-	$-	$-	$(32,381)	(a)	$256,467
Gas marketing	-	-	-	-	-	-	-	-	-	-	201,977	(158,664)	(a)	43,313
Oil sales	-	-	-	10,461	3,436	283	-	-	-	-	-	-		14,180
Gas transportation	-	4,928	-	-	-	-	-	-	-	-	-	-		4,928
Other	1,252	3,210	2,433	-	2	-	-	-	2,220	-	-	(604)	(b)	8,513
	1,252	137,356	62,678	101,866	3,660	8,041	-	-	2,220	-	201,977	(191,649)		327,401

Operating Costs and Expenses:
Gas purchases - utility	-	84,926	-	-	-	-	-	-	-	-	-	(32,341)	(a) (b)	52,585
Gas purchases - marketing	-	-	-	-	-	-	-	-	-	-	198,092	(158,664)	(a)	39,428
Operating and general	-	36,977	10,303	20,038	1,932	598	-	-	55	145	1,139	(708)	(b)	70,479
Depreciation, depletion and
amortization	-	6,252	19,603	27,827	828	1,295	-	-	90	3	50	-		55,948
Taxes, other than income	-	2,435	1,714	7,322	129	(81)	-	-	11	5	84	-		11,619
	-	130,590	31,620	55,187	2,889	1,812	-	-	156	153	199,365	(191,713)		203,059
Operating Income (Loss)	1,252	6,766	31,058	46,679	771	6,229	-	-	2,064	(153)	2,612	64		97,342

Interest Expense:
Interest on long-term debt	17,722	-	-	-	-	-	-	-	-	-	-	-		17,722
Intercompany interest	(4,398)	4,048	(1,570)	969	(218)	-	449	-	(74)	821	(27)	-		-
Other interest charges	910	351	107	11	-	-	-	-	-	-	2	-		1,381
Interest capitalized	-	(4)	(464)	(1,324)	-	-	-	-	-	-	-	-		(1,792)
	14,234	4,395	(1,927)	(344)	(218)	-	449	-	(74)	821	(25)	-		17,311

Other Income (Expense)	54	(181)	(30)	(36)	(1)	-	-	-	2	1,053	-	(64)	(b) (c)	797

Minority Interest - Partnership	-	-	-	(2,180)	-	-	-	-	-	-	-	-		(2,180)

Income (Loss) before Provision (Benefit)
for Income Taxes	(12,928)	2,190	32,955	44,807	988	6,229	(449)	-	2,140	79	2,637	-		78,648

Provision (Benefit) for Income Taxes	(4,854)	767	12,926	17,879	346	-	-	-	839	30	963	-		28,896

Cumulative Effect of SFAS 143 Adoption	-	-	-	(855)	-	-	-	-	-	-	-	-		(855)

Net Income (Loss)	$(8,074)	$1,423	$20,029	$26,073	$642	$6,229	$(449)	$-	$1,301	$49	$1,674	$-		$48,897

(a) To eliminate intercompany sales and purchases.
(b) To eliminate intercompany income and expense items.
(c) To eliminate intercompany dividends.

	SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
	CONSOLIDATING BALANCE SHEET
	DECEMBER 31, 2003
	(in thousands)

				Southwestern	Diamond					Southwestern	Southwestern
	Southwestern	Arkansas		Energy	"M"	Overton	Overton	PV	A.W.	Energy	Energy
	Energy	Western Gas		Production	Production	Partners	Partners	Exploration	Realty	Pipeline	Services
	Company	Company	SEECO, Inc.	Company	Company	L.P.	L.L.C.	Company	Company	Company	Company	Eliminations		Consolidated
Assets

Current Assets:
Cash	$1,741	$561	$(648)	$(1,381)	$-	$908	$-	$95	$-	$-	$1	$-		$1,277
Accounts receivable	1,448	24,219	3,324	11,073	611	830	878	-	-	-	16,160	-		58,543
Intercompany accounts receivable	100,614	-	(35,906)	(51,574)	2,697	-	(4,100)	-	1,410	(11,244)	(1,897)	-		-
Income taxes receivable	-	-	-	-	-	-	-		-	-	-	-		-
Deferred gas purchases	-	1,107	-	-	-	-	-	-	-	-	-	-		1,107
Inventories, at average cost	-	12,943	18,475	-	-	-	-	-	-	-	-	-		31,418
Hedging asset	-	2,137	1,556	-	-	-	-	-	-	-	-	-		3,693
Other	3,156	796	(3)	324	(1)	-	-	-	-	-	-	-		4,272
Total Current Assets	106,959	41,763	(13,202)	(41,558)	3,307	1,738	(3,222)	95	1,410	(11,244)	14,264	-		100,310

Investments:
Investment in subsidiaries, at cost	422,097	-	-	-	-	-	-	-	-	-	-	(422,097)	(e)	-
Other	-	-	-	(1,907)	-	-	1,908	-	49	13,791	-	(1)	(d)	13,840
	422,097	-	-	(1,907)	-	-	1,908	-	49	13,791	-	(422,098)		13,840

Property, Plant and Equipment:
Oil and gas properties, using the
full cost method	-	-	348,755	817,500	7,434	28,228	-	-	-	-	-	-		1,201,917
Gas utility system	-	203,793	-	-	-	-	-	-	-	-	-	-		203,793
Gas in underground storage	-	17,207	16,049	-	-	-	-	-	-	-	-	-		33,256
Other	15,933	1,564	680	5,704	63	-	-	-	5,695	-	399	-		30,038
	15,933	222,564	365,484	823,204	7,497	28,228	-	-	5,695	-	399	-		1,469,004
Less - Accumulated depreciation,
depletion and amortization	11,630	95,338	205,688	373,395	7,130	6,042	-	-	1,160	-	337	-		706,720
	4,303	127,226	159,796	443,809	367	22,186	-	-	4,535	-	62	-		762,284

Other Assets	7,623	2,037	4,003	613	-	-	-	-	-	-	-	-		14,276

	$540,982	$171,026	$150,597	$400,957	$3,674	$23,924	$(1,314)	$95	$5,994	$2,547	$14,326	$(422,098)		$890,710

(d) To eliminate intercompany amounts related to Overton Partners, L.P. activity.
(e) To eliminate investments in subsidiaries.

	SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
	CONSOLIDATING BALANCE SHEET
	DECEMBER 31, 2003
	(in thousands)

				Southwestern	Diamond					Southwestern	Southwestern
	Southwestern	Arkansas		Energy	"M"	Overton	Overton	PV	A.W.	Energy	Energy
	Energy	Western Gas		Production	Production	Partners	Partners	Exploration	Realty	Pipeline	Services
	Company	Company	SEECO, Inc.	Company	Company	L.P.	L.L.C.	Company	Company	Company	Company	Eliminations		Consolidated
Liabilities & Shareholders' Equity

Current Liabilities:
Accounts payable	$17,794	$4,040	$7,925	$18,971	$105	$1,372	$-	$-	$-	$-	$3,979	$-		$54,186
Taxes payable	836	2,662	881	288	-	-	-	-	60	-	965	-		5,692
Interest payable	2,264	74	-	-	-	-	-	-	-	-	-	-		2,338
Hedging liability	-	-	20,997	-	-	-	-	-	-	-	-	-		20,997
Regulatory liability - hedging	-	2,137	-	-	-	-	-	-	-	-	-	-		2,137
Deferred gas purchases	-	-	-	-	-	-	-	-	-	-	-	-		-
Customer deposits	-	5,277	-	-	-	-	-	-	-	-	-	-		5,277
Other	358	1,064	631	2,258	-	-	-	-	-	-	130	-		4,441
Total Current Liabilities	21,252	15,254	30,434	21,517	105	1,372	-	-	60	-	5,074	-		95,068

Long-Term Debt, less current portion	278,800	68,788	-	-	-	-	-	-	-	-	-	(68,788)	(e)	278,800

Other Liabilities:
Deferred income taxes	(9,938)	21,499	20,585	103,555	(1,116)	-	-	-	473	11,259	20	-		146,337
Deferred investment tax credits	-	958	-	-	-	-	-	-	-	-	-	-		958
Long-term hedging liability	-	-	532	-	-	-	-	-	-	-	-	-		532
Other	3,710	773	3,251	7,593	-	-	-	-	-	-	-	-		15,327
	(6,228)	23,230	24,368	111,148	(1,116)	-	-	-	473	11,259	20	-		163,154

Minority Interest - Partnership	-	-	-	12,127	-	-	-	-	-	-	-	-		12,127

Shareholders' Equity
Common stock	3,723	24,214	8,244	1	-	-	1	-	1	2	2	(32,465)	(e)	3,723
Additional paid-in-capital	123,508	29,000	21,905	253,555	7,000	-	-	95	1,728	7,573	-	(320,845)	(e)	123,519
Retained earnings	140,520	10,540	77,685	12,054	(2,315)	13,041	(1,315)	-	3,732	(16,287)	9,230	-		246,885
Partnership capital	-	-	-	(9,511)	-	9,511	-	-	-	-	-	-		-
Other comprehensive income	(547)	-	(12,039)	66	-	-	-	-	-	-	-	-		(12,520)
Common stock in treasury, at cost	(14,571)	-	-	-	-	-	-	-	-	-	-	-		(14,571)
Unamortized cost of restricted shares
issued under stock incentive plan	(5,475)	-	-	-	-	-	-	-	-	-	-	-		(5,475)
	247,158	63,754	95,795	256,165	4,685	22,552	(1,314)	95	5,461	(8,712)	9,232	(353,310)		341,561

	$540,982	$171,026	$150,597	$400,957	$3,674	$23,924	$(1,314)	$95	$5,994	$2,547	$14,326	$(422,098)		$890,710

(d) To eliminate intercompany amounts related to Overton Partners, L.P. activity.
(e) To eliminate investments in subsidiaries.

	SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
	CONSOLIDATING STATEMENT OF RETAINED EARNINGS
	FOR THE YEAR ENDED DECEMBER 31, 2003
	(in thousands)

				Southwestern	Diamond					Southwestern	Southwestern
	Southwestern	Arkansas		Energy	"M"	Overton	Overton	PV	A.W.	Energy	Energy
	Energy	Western Gas		Production	Production	Partners	Partners	Exploration	Realty	Pipeline	Services
	Company	Company	SEECO, Inc.	Company	Company	L.P.	L.L.C.	Company	Company	Company	Company	Eliminations	Consolidated

Retained Earnings, beginning of year	$148,594	$9,117	$57,656	$(14,019)	$(2,957)	$6,812	$(866)	$-	$2,431	$(16,336)	$7,556	$-	$197,988

Net income (loss)	(8,074)	1,423	20,029	26,073	642	6,229	(449)	-	1,301	49	1,674	-	48,897

Cash dividends	-	-	-	-	-	-	-	-	-	-	-	-	-

Retained Earnings, end of year	$140,520	$10,540	$77,685	$12,054	$(2,315)	$13,041	$(1,315)	$-	$3,732	$(16,287)	$9,230	$-	$246,885

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING FINANCIAL DATA SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2003
(in thousands)

Total Assets	$890,710

Total Operating Revenues	$327,401

Net Income	$48,897